UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

CURRENT REPORT PURSUANT TO REGULATION A

Date of Report (Date of earliest event reported): January 23, 2022

My Racehorse CA LLC

(Exact name of issuer as specified in its charter)

Nevada	83-0848007
(State or other jurisdiction of incorporation or organization)	(IRS Employer Identification No.)

250 W. First St., Suite 256, Claremont, CA, 91711

(Full mailing address of principal executive offices)

909-740-9175

(Issuer’s telephone number, including area code)

Series Palace Foal Interests; Series De Mystique ’17 Interests, Series Martita Sangrita 17 Interests; Series Daddy’s Joy Interests; Series Vertical Threat Interests; Series Shake it Up Baby Interests; Series Tizamagician Interests; Series Power Up Paynter Interests; Series Two Trail Sioux 17 Interests; Series Wayne O Interests; Series Big Mel Interests; Series Amandrea Interests; Series Keertana 18 Interests; Series Sunny 18 Interests; Series Lazy Daisy Interests; Series New York Claiming Package Interests; Series The Filly Four Interests; Series Lane Way Interests; Series Mo Mischief Interests; Series Deep Cover Interests; Series Big Mel Interests (Addtl. 9% Interest); Series Sunny 18 Interests (Addtl. 9% Interest); Series Authentic Interests; Series Storm Shooter Interests; Series Thirteen Stripes Interests; Series Naismith Interests; Series NY Exacta Interests; Series Apple Down Under 19 Interests; Series Just Louise 19 Interests; Series Lost Empire 19 Interests; Series Man Among Men Interests; Series Frosted Oats Interests; Series Tapitry 19 Interests; Series Classofsixtythree 19 Interests; Series Cayala 19 Interests; Series Margaret Reay 19 Interests; Series Awe Hush 19 Interests; Series Exonerated 19 Interests; Series Speightstown Belle 19 Interests; Series Consecrate 19 Interests; Series Latte Da 19 Interests; Series Midnight Sweetie 19 Interests; Series Ambleside Park 19 Interests; Series Athenian Beauty 19 Interests; Series Future Stars Stable Interests; Series Collusion Illusion Interests; Series Got Stormy Interests; Series Social Dilemma Interests; Series Carrothers; Series Going to Vegas; Series Ari the Adventurer 19; Series Wonder Upon a Star 19; Series Echo Warrior 19; Series Silverpocketsfull 19; Series Who’sbeeninmybed 19; Series Into Summer 19; Series Mrs Whistler; Series Race Hunter 19; Series Co Cola 19; Series Vow; Series You Make Luvin Fun 19; Series Miss Sakamoto; Series Courtisane 19; Series Grand Traverse Bay 19; Series Our Miss Jones 19; Series Margarita Friday 19; Series Queen Amira 19; Series Salute to America; Series Desire Street 19; Series Duke of Love; Series War Safe; Series Tufnel; Series Classic Cut; Series Essential Rose 20; Series Who Runs the World; Series Balletic; Series Song of Bernadette 20;Series Daring Dancer 20; Series Grand Traverse Bay 20; Series Chad Brown Bundle

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Title of each class of securities issued pursuant to Regulation A

Item 9.	Other Events

Malibu Mayhem

On or about January 23, 2022, Malibu Mayhem, a 2019 Colt, suffered injuries to his left front sesamoids at Santa Anita race track. It was determined on January 24, 2022 to have surgery performed and that the injuries were career ending.

Experiential Squared, Inc. (the “Manager”), the manager of My Racehorse CA LLC (the “Company”), will distribute to members of Series Malibu Mayhem all of the remaining assets, if any, (which only consist of cash) of Series Malibu Mayhem, after accounting for (i) the remaining, unused balance of cash reserves for upkeep fees, training, and prepaid expenses, (ii) less related fees, liabilities, and expenses, including but not limited to a due diligence fee, management fee, and offering expenses, if any, owed to the Manager in connection with operating Series Malibu Mayhem (collectively, the “Expenses”).

The Company intends to remit such distributions within sixty (60) days from the date of this Current Report on Form 1-U (the “Current Report”).

After making the distribution payment, if any, to members of Series Malibu Mayhem, net of any and all Expenses, the Manager intends to terminate and wind-up Series Malibu Mayhem because Series Malibu Mayhem would no longer have any assets or liabilities.

Howboutdemapples

As of January 25, 2022, the Manager is closing the account for Howboutdemapples, a 2019 filly, following a November 24, 2021 race at Churchill Downs where Howboutdemapples was claimed for $50,000.

The Manager will distribute to members of Howboutdemapples such member’s pro rata share of all of the remaining assets (which only consist of cash) of Series Howboutdemapples after accounting for (i) the claiming proceeds, the remaining balance of unused insurance and unused cash reserves for upkeep fees, training, and prepaid expenses, if any, (ii) less Expenses, if any, owed to the Manager, in connection with operating Series Howboutdemapples.

The Company intends to remit such distributions within sixty (60) days from the date of this Current Report.

After making any distribution payment, if any, to members of Series Howboutdemapples, net of any and all Expenses, the Manager intends to terminate and wind-up Series Howboutdemapples because Series Howboutdemapples would no longer have any assets or liabilities.

The information set forth under Item 9 of this Current Report contains forward-looking statements. These forward-looking statements are not guarantees of future performance and involve risks, uncertainties and assumptions that are difficult to predict. Forward-looking statements are based upon assumptions as to future events that may not prove to be accurate. Actual outcomes and results may differ materially from what is expressed in these forward-looking statements.

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SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MY RACEHORSE CA LLC

Dated: January 27, 2022	By:	Experiential Squared, Inc., its Manager

	By:	/s/ Michael Behrens Name: Michael Behrens Title: Chief Executive Officer